Exhibit 99.8

June 23, 2025

Special Committee of the Board of Directors

WM Technology, Inc.

41 Discovery

Irvine, California 92618

Dear Members of the Special Committee:

We submitted our non-binding proposal to acquire all of the outstanding shares of common stock (Class A and Class V) of WM Technology, Inc. (the “Company”) that we do not currently own (the “Proposal”) on December 17, 2024. Since that time, end-market dynamics and valuations in the licensed cannabis industry as well as risks to the broader US economy have changed materially. As a result of these external factors, we can no longer support and must withdraw the Proposal.

We remain passionate about the Company and continue to believe in the benefits of a transaction for all stakeholders. We plan to continue to evaluate the situation and may submit an alternative proposal reflecting current market conditions.

Sincerely,

/s/ Doug Francis	/s/ Justin Hartfield

Doug Francis and Justin Hartfield

Co-Founders of WM Technology, Inc.